SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 25, 2014

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

E.P. Coutinho

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press releases:

- “Philips publishes Agenda for the 2014 Annual General Meeting of Shareholders”, dated February 25, 2014.

- “Philips publishes 2013 Annual Report”, dated February 25, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 25th day of February 2014.

KONINKLIJKE PHILIPS N.V.

/s/ E.P. Coutinho

(General Secretary)

Press Information

February 25, 2013

Philips publishes Agenda for the 2014 Annual General Meeting of Shareholders

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today published the agenda and the explanatory notes for the 2014 Annual General Meeting of Shareholders (AGM). The agenda items include the recently announced proposal to appoint Ms. Orit Gadiesh as a new member of the Supervisory Board upon the closing of the 2014 AGM and the proposal to re-appoint KPMG Accountants N.V. as external auditor of Philips for an interim period of one year.

Additional information on the composition of the Supervisory Board and on Philips’ full-year results, which were first presented on January 28, 2014, is included in Philips’ 2013 Annual Report published today.

Philips’ Annual General Meeting of Shareholders will be held at the Hotel Okura in Amsterdam on May 1, 2014, beginning at 14:00 hours CET.

Click here to view the agenda and explanatory notes of the AGM as well as all documents relating to the AGM.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

About Royal Philips:

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2013 sales of EUR 23.3 billion and employs approximately 115,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

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Press Information

February 25, 2013

Philips publishes 2013 Annual Report

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today published its 2013 Annual Report, and expects to file its 2013 Form 20-F with the US Securities and Exchange Commission later today (www.sec.gov).

Philips also published the Agenda for the Annual General Meeting of Shareholders, which will take place on May 1, 2014 at the Hotel Okura in Amsterdam, beginning at 14:00 hours CET.

The 2013 Annual Report is available to shareholders and other interested parties via this internet link.

The Agenda for the Annual General Meeting of Shareholders is available via this internet link.

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

About Royal Philips:

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2013 sales of EUR 23.3 billion and employs approximately 115,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

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